Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

1. Bowman North Carolina Ltd	North Carolina

2. Bowman Environmental L.C	Virginia

3. Bowman Realty Consultants	Florida

4. Bowman Consulting Michigan LLC	Michigan

5. Bowman Consulting Mexico Sociedad de Responsabilidad Limitada de Capital Variable	Mexico